S.E.C. Release No. 34679

Investment Company Act of 1940

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF PRUDENTIAL–BACHE OPTION GROWTH FUND, INC.

812–5419

August 17, 2022

ORDER UNDER SECTION 38(a) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT") RESCINDING A PRIOR ORDER

The Commission issued a prior order to the Prudential-Bache Option Growth Fund, Inc. (the "Fund") under section 6(c) of the Act that granted exemptions from sections 18(f)(1) and 17(f) of the Act (Investment Company Act Release No. 13272 (May 25, 1983) (the "Prior Order")). The Commission also issued a prior order to the Fund declaring that its registration ceased to be in effect (Investment Company Act Release No. 19081 (Nov. 4, 1992)).

Section 40(a) of the Act provides that Commission orders under the Act shall be issued only after appropriate notice and opportunity for hearing. The Commission has determined that in light of the Fund's deregistration, a notice of the Commission's intention to rescind the Prior Order is neither necessary nor appropriate.

Accordingly,

IT IS ORDERED, pursuant to section 38(a) of the Act, that the Prior Orders be, and hereby is, rescinded.

By the Commission,
J. Matthew DeLesDernier
Assistant Secretary